UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission file number: 001-34936

Noah Holdings Limited

1226 South Shenbin Road

Shanghai 201107

People’s Republic of China

+86 (21) 8035-8292

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

EXHIBIT INDEX

Exhibit 99.1	Press Release — Noah Announces Change of Chief Executive Officer
Exhibit 99.2	Announcement — Change of Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

	By:	/s/ Qing Pan
		Name:	Qing Pan
		Title:	Chief Financial Officer

Date: December 29, 2023